UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030

Email: luca.santarelli@vectivbio.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner Brandon Fenn Ryan Samson Rita Sobral Cooley (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (0) 20 7556 4321	Andreas Müller Margrit Marti Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio” or the “Company”). The address of the principal executive offices of VectivBio is Aeschenvorstadt 36, 4051 Basel, Switzerland, and its telephone number at its principal executive offices is +41 61 551 30 30. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “VectivBio” refer to VectivBio Holding AG.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates are the registered ordinary shares of VectivBio, nominal value of CHF 0.05 per share (the “Shares”). As of May 17, 2023, there were (i) 62,806,038 Shares issued and outstanding (including 284,430 Shares subject to a repurchase option of the Company (the “Restricted Shares”)), (ii) 8,342,954 Shares issuable upon the exercise of outstanding options to acquire Shares (the “Options”), (iii) 536,534 Shares issuable upon vesting and settlement of restricted share unit (“RSU”) awards, (iv) 324,190 Shares issuable on an as if exercised basis upon exercise of outstanding warrants to purchase Shares (the “Warrants”), (v) 606,887 Shares issuable on an as if converted basis upon conversion of a convertible loan, and (vi) 4,585,752 Shares held in treasury by the Company.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of VectivBio, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2023 (together with any amendments and supplements thereto, the “Schedule TO”) by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares at an offer price of $17.00 per Share in cash, net (but subject to deduction for any applicable withholding taxes) to the shareholders of the Company (the “Offer Price”), subject to the terms and conditions set forth in the Offer to Purchase, dated May 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to VectivBio’s shareholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Transaction Agreement dated as of May 21, 2023 (as it may be amended or supplemented from time to time, the “Transaction Agreement”), between Ironwood and VectivBio. A more complete description of the Transaction Agreement can be found in Section 11 (The Transaction Agreement; Other Agreements) of the Offer to Purchase and a copy of the Transaction Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Transaction Agreement and Support Agreements (as defined below) are collectively referred to as the “Transaction Documents.”

The Transaction Agreement provides, among other things, that subject to the terms and conditions of the Transaction Agreement, including the satisfaction or waiver of all of the conditions of the Offer, as soon as practicable after the Expiration Date, Ironwood will consummate the Offer in accordance with its terms, and promptly irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”) and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

The Transaction Agreement also provides that at the Acceptance Time, each Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Acceptance Time shall be canceled and, in exchange therefor, Ironwood shall pay to each former holder of any such canceled Option promptly following the Acceptance Time an amount in cash (without interest, and subject to deduction for any applicable withholding taxes and social security contributions) equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Option and (ii) the number of Shares subject to such Option. If the exercise price per Share of any Option is equal to or greater than the Offer Price, such Option shall be automatically canceled for no consideration and shall have no further force or effect.

The Transaction Agreement also provides that the board of directors (the “Board”) of VectivBio shall take all actions necessary to provide that, subject to the occurrence of the Acceptance Time each Restricted Share that is outstanding immediately prior to the Acceptance Time shall (i) automatically become fully vested in accordance with the terms of the applicable restricted share purchase agreements between VectivBio and holders of such Restricted Shares, (ii) be treated as fully vested five (5) business days prior to the Acceptance Time by lifting any applicable transfer restrictions and removing any restrictive legends only for purposes of enabling each holder of Restricted Shares to tender such Restricted Shares in the Offer, (iii) be subject to an obligation of such holder to tender (and not withdraw) in the Offer, and (iv) unless otherwise required by applicable law, be treated the same as all other Shares in accordance with the terms and conditions of the Offer (including prompt payment without any escrow mechanics, and further including subject to deduction for any applicable withholding taxes).

The Transaction Agreement also provides that at the Acceptance Time, each RSU award that is outstanding immediately prior to the Acceptance Time shall automatically become fully vested and shall be canceled and, in exchange therefor, Ironwood shall pay to each former holder of any such canceled RSU award promptly after the Acceptance Time an amount in cash (without interest, and subject to deduction for any applicable withholding taxes and social security contributions) equal to the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such RSU award as of immediately prior to the Acceptance Time.

Promptly following the Acceptance Time, Ironwood shall cause the paying agent to pay the Company an amount equal to all payments required to be made to former holders of each Option and RSU award. Ironwood shall cause the Company to make all payments to former holders of Options and RSU awards required as promptly as practicable following the Acceptance Time and all such payments (other than with respect to any consultant or independent contractor) shall be paid through the payroll system or payroll provider of the Company or its applicable affiliate, subject to deduction of any applicable salary withholding or other taxes and social security contributions.

The Transaction Agreement also provides that at the Acceptance Time, each Warrant that is outstanding immediately prior to the Acceptance Time shall be canceled and, in exchange therefor, Ironwood shall pay to each former holder of any such canceled Warrant an amount in cash (without interest, and subject to deduction for any applicable withholding taxes) equal to (x) the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such Warrant as of immediately prior to the Acceptance Time minus (y) the aggregate exercise price of all of the Shares subject to the Warrants, promptly after the Acceptance Time and simultaneously with payment of the Offer Price.

As a result of the closing of the Offer, all drawn amounts under the Term Loan Agreement, dated March 26, 2022, by and among the Company, Kreos Capital VI (UK) Limited (“Kreos UK”) and the other parties thereto, as amended (the “Term Loan Agreement”), will be fully repaid by Ironwood on the Offer closing date and the Term Loan Agreement will be canceled. All drawn and certain undrawn amounts under the Convertible Loan Agreement, dated March 26, 2022, by and among the Company, Kreos UK and the other parties thereto, as amended (the “Convertible Loan Agreement”), will be cashed out on an “as if converted” basis and the Convertible Loan Agreement will be canceled. Warrants will be “cash canceled” and the existing warrant agreements will be canceled. Security taken in relation to these agreements will be released on the Offer closing date.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on June 28, 2023, unless extended or earlier terminated as permitted by the Transaction Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Transaction Agreement, the “Expiration Date”).

The foregoing summary of the Offer and Transaction Documents is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Transaction Documents and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of Ironwood is 100 Summer Street, Suite 2300, Boston, Massachusetts, 02110, and the telephone number at such principal office is (617) 621-7722.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of VectivBio’s website at https://www.vectivbio.com/investor-relations.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to VectivBio’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) VectivBio or any of its affiliates, on the one hand, and (ii) (a) any of its executive officers, directors or affiliates, or (b) Ironwood or any of its executive officers, directors or affiliates, on the other hand.

The Board was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between VectivBio and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, shareholders of VectivBio should be aware that VectivBio’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Transaction Agreement and the Offer that may be different from or in addition to those of shareholders of VectivBio, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Transaction Agreement and the Offer. As described in more detail below, these interests include:

•	the accelerated vesting and exchange for payment of outstanding Options and RSU awards in connection with the Offer;

•	the accelerated vesting and lifting of the repurchase option of the Company and certain transfer restrictions on Restricted Shares in connection with the Offer;

•	one executive officer who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may receive tax reimbursement payments;

•	the entry into amended and restated executive employment agreements, as described below under the section captioned “—Employment Arrangements”;

•

that certain of VectivBio’s shareholders and VectivBio’s directors and executive officers who hold Shares and certain of their affiliates have entered into Support Agreements in connection with the Transaction Agreement and the Offer; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of VectivBio.

Outstanding Shares Held by Directors and Executive Officers

The information set forth in Section 11 (The Transaction Agreement; Other Agreements) of the Offer to Purchase is incorporated herein by reference.

Pursuant to the Support Agreements, the executive officers and directors of VectivBio who owned Shares as of May 17, 2023 are required, subject to certain exceptions, to tender their Shares pursuant to the Offer, and in connection with the tender of such Shares they will receive the same cash consideration on the same terms and conditions as the other shareholders of VectivBio. As of May 17, 2023, the executive officers and directors of VectivBio beneficially owned, in the aggregate, 2,836,267 Shares (including Restricted Shares, but excluding Shares issuable upon exercise of Options and Shares issuable upon vesting and settlement of RSU awards, and the aggregate transaction consideration payable for such shares), representing approximately 4.52% of the then outstanding Shares.

The following table sets forth, for each of VectivBio’s executive officers and directors as of May 17, 2023: (i) the aggregate number of Shares beneficially owned (including Restricted Shares, but excluding Shares issuable upon the exercise of Options and Shares issuable upon vesting and settlement of RSU awards); (ii) the number of Restricted Shares beneficially owned, included in the number of Shares beneficially owned under item (i); (iii) the aggregate cash consideration that would be payable for such aggregate number of Shares pursuant to the Offer based on the Offer Price; and (iv) the aggregate cash consideration that would be payable for such number of Restricted Shares pursuant to the Offer based on the Offer Price, included in the aggregate cash consideration under item (iii):

	Number of Shares Beneficially Owned (#)		Implied Cash Value of Shares Beneficially Owned ($)(1)
Name of Beneficial Owner	Total	(Number of which are Restricted Shares)	Total	(Value of which relates to Restricted Shares)
Executive Officers
Dr. Luca Santarelli, Chief Executive Officer and Director	1,543,187	25,625	26,234,179	435,625
Dr. Claudia D’Augusta, Chief Financial Officer	454,000	46,720	7,718,000	794,240
Dr. Christian Meyer, Chief Operating Officer	354,329	35,775	6,023,593	608,175
Kevin Harris, Chief Commercial Officer	298,613	38,540	5,076,421	655,180
Dr. Alain Bernard, Chief Technology Officer	0	0	0	0
Dr. Omar Khwaja, Chief Medical Officer	0	0	0	0
Scott Applebaum, Chief Legal Officer and Corporate Secretary	0	0	0	0
Non-Employee Directors
Dr. Thomas Woiwode, Chairman of the Board of Directors	24,499	0	416,483	0
Sandip Kapadia, Director	73,093	0	1,242,581	0
Hans Schikan, Director	71,050	5,775	1,207,850	98,175
Paul Carter, Director	0	0	0	0
Murray Stewart, Director	17,496	0	297,432	0
Wouter Joustra, Director	0	0	0	0
All of VectivBio’s current directors and executive officers as a group (13 persons)	2,836,267	152,435	48,216,539	2,591,395

(1)	Equals (i) the total number of Shares or Restricted Shares, as applicable, held as of May 17, 2023, multiplied by (ii) the Offer Price.

Treatment of Options and RSU Awards

The information set forth in Section 11 (The Transaction Agreement; Other Agreements) of the Offer to Purchase is incorporated herein by reference. The table below sets forth, for each of VectivBio’s executive officers and directors as of May 17, 2023, (i) the aggregate number of Shares subject to Options, (ii) the number of Shares subject to unvested Options, included in the number of Shares subject to Options under item (i), (iii) the aggregate exercise price of such Options, and (iv) the value of cash amounts payable in respect of such Options on a pre-tax basis at the Acceptance Time, calculated by multiplying (x) the total number of Shares subject to such Options as of immediately prior to the Acceptance Time, by (y) the excess of (1) the Offer Price over (2) the exercise price payable per Share under such Options.

Name	Number of Shares Underlying Options (#)	Number of Shares Underlying Unvested Options (#)	Applicable Exercise Price ($)(1)(2)	Amount Payable in Respect of Options ($)(1)(3)
Executive Officers
Dr. Luca Santarelli, Chief Executive Officer and Director	2,845,000	1,652,028	12,315,393	36,049,607
Dr. Claudia D’Augusta, Chief Financial Officer	558,000	386,186	3,201,325	6,284,675
Dr. Christian Meyer, Chief Operating Officer	498,000	335,473	2,748,541	5,717,459
Kevin Harris, Chief Commercial Officer	310,000	257,072	2,294,200	2,975,800
Dr. Alain Bernard, Chief Technology Officer	338,000	169,377	1,249,088	4,496,912
Dr. Omar Khwaja, Chief Medical Officer	710,000	473,276	4,291,500	7,778,500
Scott Applebaum, Chief Legal Officer and Corporate Secretary	455,000	339,957	3,399,425	4,335,575
Non-Employee Directors
Dr. Thomas Woiwode, Chairman of the Board of Directors	30,000	30,000	162,000	348,000
Sandip Kapadia, Director	20,000	20,000	108,000	232,000
Hans Schikan, Director	45,000	20,000	228,000	537,000
Paul Carter, Director	60,000	38,887	300,000	720,000
Murray Stewart, Director	20,000	20,000	108,000	232,000
Wouter Joustra, Director	0	0	0	0

All of VectivBio’s current directors and executive officers as a group (13 persons)	5,889,000	3,742,256	30,405,473	69,707,527

(1)	For Options with an exercise price in CHF, USD value is calculated based on an exchange rate of CHF : USD of 1:1.1118072.
(2)	Represents the aggregate exercise price of the Options with an exercise price per Share that is less than the Offer Price, held by such executive officer or director as of May 17, 2023.
(3)

Equals (i) the total number of Shares underlying the Options held as of May 17, 2023, multiplied by (ii) the excess of the Offer Price over the applicable exercise price payable per Share under such Options.

The table below sets forth, for each of VectivBio’s executive officers and directors as of May 17, 2023: (i) the aggregate number of Shares subject to RSU awards, and (ii) the value of cash amounts payable in respect of such RSU awards on a pre-tax basis at the Acceptance Time, calculated by multiplying (x) the total number of Shares subject to such RSU awards as of immediately prior to the Acceptance Time, by (y) the Offer Price.

Name	Number of Shares Underlying RSU awards (#)	Amount Payable in Respect of RSU awards ($)(1)
Executive Officers
Dr. Luca Santarelli, Chief Executive Officer and Director	0	0
Dr. Claudia D’Augusta, Chief Financial Officer	0	0
Dr. Christian Meyer, Chief Operating Officer	0	0
Kevin Harris, Chief Commercial Officer	83,488	1,419,296
Dr. Alain Bernard, Chief Technology Officer	0	0
Dr. Omar Khwaja, Chief Medical Officer	0	0
Scott Applebaum, Chief Legal Officer and Corporate Secretary	0	0
Non-Employee Directors(2)
Dr. Thomas Woiwode, Chairman of the Board of Directors	16,332	277,644
Sandip Kapadia, Director	6,875	116,875
Hans Schikan, Director	0	0
Paul Carter, Director	0	0
Murray Stewart, Director	16,665	283,305
Wouter Joustra, Director	0	0

All of VectivBio’s current directors and executive officers as a group (13 persons)	123,360	2,097,120

(1)	Equals (i) the total number of Shares underlying the RSU awards held as of May 17, 2023, multiplied by (ii) the Offer Price.
(2)

On May 21, 2023, the Board approved the following RSU award grants to be made to the non-employee directors on June 1, 2023 following, and subject to approval of the maximum aggregate amount of compensation by, the annual general meeting of shareholders on June 1, 2023: (A) annual RSU award grants to (i) Tom Woiwode (15,000 RSUs), (ii) Paul R. Carter (11,000 RSUs), (iii) Sandip Kapadia (11,000 RSUs), (iv) Hans Schikan (11,000 RSUs), and (v) Murray Stewart (11,000 RSUs), provided that in the event of a resignation of a director prior to the next annual general meeting of shareholders, these RSU award grants shall be pro-rated taking into account the actual term of office compared with the scheduled one-year term of office; and (B) an initial RSU award grant to Wouter Joustra of 20,000 RSUs, which shall not be subject to pro-rating and will be settled as described above.

Treatment of VectivBio’s 2021 Employee Share Purchase Plan

VectivBio has not established any Offerings (as defined in the ESPP) or Purchase Periods (as defined in the ESPP) under the VectivBio 2021 Employee Share Purchase Plan (the “ESPP”) and will not do so after the date of the Transaction Agreement. In accordance with the Transaction Agreement, the Board resolved to terminate the ESPP, subject to the occurrence of, and effective as of, the Acceptance Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, VectivBio’s executive officers are entitled to receive accrued but unpaid salary earned during her or his term of service, any unreimbursed business expenses, in accordance with VectivBio’s standard expense reimbursement policies, and any benefits owed to her or him under any qualified retirement plan or health and welfare benefit plan in which she or he was a participant in accordance with applicable law and the provisions of such plan.

One executive officer may be entitled to a tax reimbursement for any excise tax due under Section 4999 of the Code in connection with the Offer. Any such tax reimbursement payments will not exceed $1,500,000.

Employee Benefits

Under the Transaction Agreement, among other things, Ironwood has agreed for a period of twelve months following the Acceptance Time, to provide, or cause to be provided, to each employee of VectivBio who is employed by VectivBio or any of its subsidiaries as of immediately prior to the Acceptance Time and who continues to be employed by Ironwood (or any affiliate thereof) during such period (each, a “Continuing Employee”), (i) a base salary (or base wages, as the case may be) and target short term incentive cash compensation opportunities, each of which is no less favorable than those available to such Continuing Employee immediately prior to the Acceptance Time, and (ii) health and welfare benefits that are no less favorable in the aggregate to such health and welfare benefits provided to employees of Ironwood immediately prior to the execution of the Transaction Agreement.

The Transaction Agreement does not confer upon any person (other than VectivBio, Ironwood and any of their affiliates) any rights with respect to the employee matters provisions of the Transaction Agreement or restrict the rights of VectivBio, Ironwood or any of their affiliates to terminate the services of any service provider for any reason or amend, modify or terminate any of their respective benefit or compensation plans, programs, agreements, contracts, policies or arrangements at any time in accordance with the terms of such arrangements.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of VectivBio’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Ironwood or its affiliates regarding continued service with Ironwood or its affiliates after the Acceptance Time, it is possible that Ironwood or its affiliates may enter into service, employment or other arrangements with VectivBio’s directors or executive officers.

Employment Arrangements

Executive Employment Agreements

In May 2023, VectivBio entered into amended and restated executive employment agreements with each of its executive officers, each of which provides for the following main elements of compensation:

•	a base salary; and

•	an annual incentive bonus, the payment of which is based on the achievement of certain pre-determined annual corporate and/or individual performance goals.

In addition, one executive officer may be eligible to receive, pursuant to certain terms and subject to certain conditions, a retention payment in case their employment is not terminated between the date of his or her respective executive employment agreement and a certain date in the future, as further set out in the respective executive employment agreement.

Any compensation (including allowances and fringe benefits) to be paid under any and all of the executive employment agreements is, to the extent required by applicable Swiss law and the articles of association of VectivBio, subject to approval by the general meeting of shareholders of VectivBio, and in the case of conflicts between the respective executive employment agreement and applicable mandatory Swiss law, VectivBio is contractually entitled to unilaterally modify the applicable executive employment agreement to the extent necessary to comply with Swiss law.

Under his or her respective executive employment agreement, each of the executive officers has entered into a non-compete and non-solicit obligation, which applies during the term of his or her employment agreement and for a period of twelve or eighteen months thereafter. In consideration of this non-compete and non-solicit obligation, the executive officer is entitled to a cash payment for the restricted period.

Pursuant to the executive employment agreements, the executive officers are entitled to certain notice periods (as further set out below), subject to continued payment of certain compensation payments and benefits as further detailed below. The executive employment agreements provide that the employment can only be terminated by giving the respective other party a notice period of at least six months, unless (i) VectivBio terminates the employment with the respective executive officer for “cause” or, (ii) under certain of the executive employment agreements, the respective executive officer resigns for “good reason” (each, with respect to US-based executive officers, as defined in the applicable executive employment agreement).

As a rule, during the notice period the respective executive employment agreement continues to be in full force and effect and the respective duties of each of the parties apply. However, VectivBio has the right during the notice period to modify, reduce, eliminate, or otherwise alter the respective executive officer’s duties, position and/or responsibilities. To the extent VectivBio fully releases the respective executive officer from his or her duty to work during the notice period (such release, a “garden leave”), the annual incentive bonus will be paid pro rata temporis and calculated as follows:

•

the portion of the respective executive officer’s annual incentive bonus that is based on individual goals (if any) will be calculated assuming the respective executive officer’s achievement of the individual goals at target level (i.e., 100%); and

•

the portion of the respective executive officer’s annual incentive bonus that is based on corporate (i.e., non-individual) goals (if any) will be calculated based on actual achievement of the corporate goals.

Upon a termination of employment of a US-based executive officer by VectivBio without “cause” or by the respective executive officer for “good reason,” if the respective executive officer duly and timely elects continued group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), then VectivBio is, as a rule, required under the respective executive employment agreement to pay the respective executive officer’s premiums on his or her behalf for a period not exceeding eighteen (18) months.

Annual Incentive Bonuses and Base Salary Increases

VectivBio’s executive officers will receive an annual incentive bonus for the year 2023 in an amount based on the achievement of certain pre-determined annual corporate (i.e., non-individual) and/or individual performance goals, as further set out under the heading “—Executive Employment Agreements” above, but not to exceed 200% of their target bonus under the applicable bonus arrangements of VectivBio in effect as of the date of the Transaction Agreement.

Director Compensation

Vesting of all outstanding Options, RSU awards and Restricted Shares held by VectivBio’s non-employee directors will accelerate in connection with the Offer, and such awards will be exchanged for payment, as described in further detail in Section 11 (The Transaction Agreement—Other Agreements) of the Offer to Purchase. In the event of a resignation of a Board member prior to the Company’s 2024 annual general meeting of shareholders, the annual awards to be granted to all directors other than Wouter Joustra immediately after the Company’s 2023 annual general meeting of shareholders to be held on June 1, 2023 shall be pro-rated taking into account the actual term of office compared with the scheduled one-year term of office, without any consideration being due, and the remaining RSU awards shall remain outstanding and be settled as described in further detail in Section 11 (The Transaction Agreement—Other Agreements) of the Offer to Purchase.

(b) Arrangements with Ironwood, and its Affiliates.

Transaction Agreement

On May 21, 2023, VectivBio and Ironwood entered into the Transaction Agreement. The summary of the material provisions of the Transaction Agreement contained in Section 11 (The Transaction Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 1 (Terms of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Transaction Agreement has been filed as an exhibit to this Schedule 14D-9 to provide shareholders of VectivBio with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Transaction Agreement. The Transaction Agreement and the summary of its terms contained in the Offer to Purchase filed by Ironwood with the SEC on May 31, 2023 are incorporated herein by reference, and are not intended to provide any other factual information about VectivBio, Ironwood or their respective subsidiaries and affiliates. The Transaction Agreement contains representations and warranties that the parties to the Transaction Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure schedules delivered by VectivBio to Ironwood in connection with the signing of the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Transaction Agreement. Accordingly, the representations and warranties in the Transaction Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of VectivBio at the time they were made and the information in the Transaction Agreement should be considered in conjunction with the entirety of the factual disclosure about VectivBio in VectivBio’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in VectivBio’s public disclosures. The Transaction Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, VectivBio, Ironwood, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in VectivBio’s other public filings.

Tender and Support Agreements

Concurrently with the execution and delivery of the Transaction Agreement, Ironwood entered into tender and support agreements, dated as of May 21, 2023 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with certain of VectivBio’s shareholders, executive officers and members of the Board (each, a “Supporting Shareholder” and, collectively, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, and, subject to certain exceptions, not to transfer (or enter into any agreement to transfer) any of their Shares or tender any of their Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer, and to vote their Shares (including the Restricted Shares) at any general meeting of shareholders of VectivBio (i) for the approval and adoption of the Articles Amendment and the Board Modification (as such terms are defined in the Transaction Agreement), and, subject to the occurrence of the Acceptance Time and satisfaction of the applicable requirements under Nasdaq rules, the Delisting (as defined in the Transaction Agreement), (ii) against any proposal or motion not recommended by the Board that would be inconsistent with condition (c) set forth in Exhibit A of the Transaction Agreement, and (iii) against any change in the Board (other than the re-elections proposed to the 2023 annual general meeting of shareholders of VectivBio and the Board Modification). The Supporting Shareholders’ obligations under the Support Agreements terminate in the event that the Transaction Agreement is terminated in accordance with its terms.

The Supporting Shareholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of May 17, 2023, approximately 28.6% of the outstanding Shares are subject to the Support Agreements.

The summary of the material provisions of the Support Agreements contained in Section 11 (The Transaction Agreement; Other Agreements—Support Agreements) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is included as Exhibit B to the Transaction Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

VectivBio and Ironwood entered into a non-disclosure agreement, dated March 29, 2023 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Ironwood agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential transaction involving VectivBio and Ironwood. The Confidentiality Agreement includes a standstill provision effective for 12 months from March 29, 2023, for the benefit of VectivBio, and permits Ironwood and its representatives to confidentially approach VectivBio’s chief executive officer during the standstill period. The standstill is subject to customary fall-away provisions. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Exclusivity Agreement

On April 29, 2023, VectivBio entered into an exclusivity agreement with Ironwood to induce Ironwood to continue to engage in the substantial efforts necessary in connection with its review and negotiation of a potential negotiated transaction between the parties (the “Exclusivity Agreement”).

Under the terms of the Exclusivity Agreement, during the period beginning on April 29, 2023 and ending on May 21, 2023, VectivBio agreed to negotiate exclusively with Ironwood with respect to a potential negotiated transaction and agreed to not, and to cause its and its affiliates’ representatives not to, among other things, initiate, solicit or respond to any offer or proposal from, or engage in any discussions, negotiations or communications with any person other than Ironwood concerning an alternative transaction with respect to VectivBio or any of its subsidiaries consisting of (i) an acquisition of VectivBio’s equity securities or a material portion of VectivBio’s assets, (ii) a merger, consolidation or combination, or (iii) a recapitalization, restructuring, reorganization or other extraordinary transaction.

The summary above of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which has been filed as an Exhibit (e)(11) hereto and incorporated herein by reference. For a complete understanding of the Exclusivity Agreement, shareholders of VectivBio and other interested parties are encouraged to read the full text of the Exclusivity Agreement.

Item 4.	The Solicitation or Recommendation.

On May 21, 2023, the Board unanimously (i) determined that the Transaction Agreement and the transactions contemplated therein are advisable and fair to, and to the benefit and in the best interest of, VectivBio and its shareholders, and (ii) authorized and approved the execution, delivery and performance by VectivBio of the Transaction Agreement and the consummation of the Offer, and (iii) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Ironwood pursuant to the Offer.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation,” the Board, on behalf of VectivBio, unanimously recommends that VectivBio’s shareholders accept the Offer and tender their Shares to Ironwood pursuant to the Offer.

(a) Background of the Offer

The Board and the Company’s senior management, with the assistance of outside advisors, have periodically reviewed and evaluated the Company’s long-term strategies and strategic opportunities to increase shareholder value, including partnerships, licensing transactions and other collaboration opportunities and financial alternatives in light of developments in the biopharmaceutical business, the areas in which the Company operates, the economy generally and financial markets. The Company also, from time to time, has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry, including potential financings, licensing transactions, acquisitions, mergers and a sale of the Company.

The Board and the Company’s senior management, with the assistance of its outside financial and legal advisors, frequently review the Company’s potential strategic and financial alternatives in light of developments in the Company’s business, in the sectors in which it competes, in the economy generally and in financial markets. These potential strategic and financial alternatives reviewed have included consideration of potential financings, licensing transactions, acquisitions, mergers, and a sale of the Company.

As part of these efforts, the Board and the Company’s senior management have regularly met with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, joint ventures, licensing or other collaborations and other strategic transactions and have from time to time had high level discussions about entering into a potential strategic transaction.

On March 21, 2023, representatives of Ironwood’s management informed representatives of the Company’s management that Ironwood would be submitting an all-cash offer to acquire the Company for $14.00 per Share, without a financing condition.

On March 21, 2023, Ironwood submitted a non-binding proposal to acquire all of the outstanding Shares of the Company for $14.00 per Share in cash. The proposal contained no financing condition. On the same day, the Company engaged Cooley (UK) LLP (“Cooley”) as US legal counsel and Homburger AG (“Homburger”) as Swiss legal counsel. In connection with the receipt of the non-binding proposal, the Company engaged Centerview Partners LLC (“Centerview”) to act as financial advisor to the Company in connection with a potential transaction. The Company selected Centerview based on, among other considerations, Centerview’s reputation, experience and knowledge of the biopharmaceutical industry and experience with merger and acquisition transactions in that industry. The Company formally executed an engagement letter with Centerview on April 26, 2023.

On March 23, 2023, the Board convened a videoconference with members of the Company’s senior management, Centerview, Cooley and Homburger in attendance. Centerview reviewed with the Board the terms of the March 21st proposal. The Board discussed the March 21st proposal and determined that it was not prepared to proceed on the terms of the proposal based on the Board’s view of the future prospects of the Company on a stand-alone basis. Representatives of Cooley and Homburger led the Board in a discussion of the Board’s fiduciary duties under Swiss corporate law when evaluating a potential sale of the Company, including with respect to the March 21st proposal, and further discussed certain sale process considerations. The Board then had a discussion regarding whether any other pharmaceutical and biotechnology companies might have interest in a potential strategic transaction with the Company, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on the Company’s business of such leaks. As part of this discussion, the Board considered prior interactions between the Company’s management and other industry participants. At the conclusion of this discussion, the Board determined that outreach should include those parties that would be most likely to have interest in the Company, be able to move decisively, and have the ability to consummate a transaction of this size and nature, and directed Centerview to contact six other global pharmaceutical companies, Party A, Party B, Party C, Party D, Party E and Party F (together, “Parties A-F”) with respect to their potential interest in an acquisition of the Company. The Board also authorized Centerview to inform Ironwood that the Board was not prepared to proceed on the terms of the March 21st proposal, but that the Company would be willing to provide limited due diligence access to facilitate a potential increased price. On the same day, the Board formed a transaction committee consisting of certain members of the Board (the “Transaction Committee”). The mandate of the Transaction Committee was to discuss the progress of the negotiations, discussion and diligence on an ongoing basis. The Transaction Committee was not empowered with any decision-making abilities.

Between March 24 and March 29, 2023, Centerview contacted Parties A-F. Party A was receptive to the outreach and scheduled a management presentation, while Parties B, C, D, E and F declined interest.

On March 27, 2023, a representative of the Company’s management informed a representative of Ironwood’s management by email that the Company had engaged Centerview and that Centerview would be reaching out to Ironwood. On the same day, Centerview informed Ironwood that the Board was not prepared to proceed with Ironwood’s proposal to acquire the Company for $14.00 per Share based on the Board’s view of the future prospects of the Company on a stand-alone basis, but that the Company would allow Ironwood to conduct limited due diligence to facilitate a potential increased price.

On March 29, 2023, the Company signed the Confidentiality Agreement with Ironwood. The Confidentiality Agreement included a customary standstill provision.

On March 29, 2023, Ironwood submitted a preliminary set of due diligence requests.

On April 6, 2023, the Company’s senior management gave a presentation to representatives from Ironwood via videoconference and the parties discussed the potential acquisition of the Company by Ironwood. Directly following the presentation, the Company granted Ironwood access to a virtual data room.

Between April 7 and May 20, 2023, the Company provided responses, documents and calls in response to Ironwood’s due diligence questions and requests.

On April 14, 2023, the Company signed a confidentiality agreement with Party A. The same day, the Company gave a presentation to representatives of Party A via videoconference.

On April 18, 2023, Party A indicated that it would not be pursuing a potential transaction.

On April 25, 2023, Ironwood submitted a revised proposal to acquire all of the Shares of the Company for $15.00 per Share in cash, plus one contingent value right per Share representing the right to receive a one-time cash payment of $2.00 per Share contingent upon receipt of FDA approval of Apraglutide by December 31, 2025. The proposal contained no financing condition.

On April 26, 2023, the Board convened a meeting by videoconference with members of the Company’s senior management, and representatives of Centerview, Cooley and Homburger in attendance. At the meeting, the Company’s senior management and Centerview reported to the Board on the status of the discussions with each of the parties including Ironwood, as well as the status of Ironwood’s due diligence and receipt of Ironwood’s revised proposal. Centerview and the Company’s management team led the Board through a discussion of certain preliminary financial projections prepared by the Company’s management at the direction of the Board, including the related methodology, the underlying assumptions and related risks and other factors considered. Centerview then reviewed the financial terms of the April 25th proposal and presented its preliminary financial analysis of the Company in the context of the April 25th proposal. The Board asked questions of the Company’s management team and of Centerview regarding the preliminary projections and financial analysis, to which they responded and the Board engaged in a detailed discussion. The Board discussed with representatives of Centerview the risks and benefits of various potential responses to Ironwood’s April 25th proposal, including the potential risk that Ironwood could cease pursuing acquisition discussions if the response was not constructive. The Board then discussed with its advisers whether to submit a counter-proposal. Following discussion, the Board determined to respond to Ironwood with a counter-proposal of $16.00 per Share, plus one contingent value right per Share representing the right to receive a one-time cash payment of $3.00 per Share contingent upon FDA approval of Apraglutide by December 2026, together with a message that at such price the Board would consider entering into exclusive negotiations with Ironwood, and directed Centerview to communicate that counter-proposal to Ironwood. Following this discussion, representatives of Centerview left the meeting and representatives of Cooley discussed the terms of the proposed engagement letter with Centerview, including material economic and other terms, and reviewed disclosure of material relationships provided to VectivBio by Centerview (as described in “Item 4. The Solicitation or Recommendation—(d) Opinion of Centerview Partners LLC”). Following that discussion, the Board approved the engagement of Centerview on the terms presented and directed VectivBio management to finalize the engagement letter with Centerview.

On April 26, 2023, the Company signed an engagement letter with Centerview.

On April 26, 2023, Centerview communicated the counter-proposal to Ironwood.

On April 28, 2023, Ironwood submitted its “best and final” proposal to acquire all of the outstanding Shares of the Company for $17.00 per Share, which represented a 21% increase over its initial proposal and an 87% premium to the Company’s 30-day VWAP on the immediately prior trading day. On a call with Centerview in advance of submitting the written proposal, representatives of Ironwood noted to Centerview that $17.00 per Share was Ironwood’s best and final price. Ironwood confirmed the proposal in writing the same day and included a request for a four-week exclusivity period.

On April 28, 2023, the Board convened by videoconference, with members of the Company’s management, Centerview, Cooley and Homburger to discuss the April 28th proposal. Centerview led a discussion among members of the Board regarding the April 28th proposal, including presenting a preliminary financial analysis based on projections developed by the Company’s management team. After discussion, the Board considered that in its view it had obtained Ironwood’s best and final proposal. The Board further discussed the April 28th proposal, and also considered the other strategic alternatives available to the Company, including continuing to operate as a standalone company. The Board continued to discuss the costs and benefits of a strategic transaction on the terms proposed by Ironwood, and the potential risks and benefits of other alternatives. Based on the discussions the Board had at this meeting and at prior meetings, which included a review of the outreach conducted by Centerview and management previously, the Board reached the conclusion that pursuing the April 28th proposal was in the best interest of the Company and its shareholders. The Board then authorized Centerview to inform Ironwood of the Board’s decision to move forward towards a potential transaction. The Board also discussed Ironwood’s request for an exclusive negotiating period and the fact that six other global pharmaceutical companies that the Board considered reasonably likely to have a potential interest in acquiring the Company had declined to engage with the Company regarding a potential sale transaction. After discussion, the Board determined that it was in the best interests of the Company and its shareholders to enter into a three week exclusivity period, set to expire on May 21, 2023 with Ironwood in order to work expeditiously towards execution of a transaction agreement on the terms of the improved April 28th proposal.

On April 28, 2023, Centerview informed representatives of Ironwood of the Board’s decision to agree to exclusivity for a three week period and move forward at the $17.00 per Share price. Centerview and representatives of Ironwood discussed Ironwood’s confirmatory due diligence process.

On April 28, 2023, Ironwood sent a confirmatory due diligence request list to the Company.

On April 29, 2023, the Company and Ironwood signed an exclusivity agreement expiring on May 21, 2023.

On May 1, 2023, representatives of the Company, Cooley and Homburger held a videoconference with representatives of Ironwood, Latham & Watkins LLP (“Latham”), Ironwood’s legal counsel, and Advestra AG, Ironwood’s Swiss legal counsel (“Advestra”). Later on the same day, a representative of the Company’s management held an introductory videoconference with representative of Ironwood’s management.

On May 2, 2023, Cooley’s and Latham’s competition and antitrust teams were introduced and began analyzing the potential regulatory, including antitrust, considerations in connection with the proposed transaction.

On May 8, 2023, Latham sent a draft Transaction Agreement to Cooley, contemplating a tender offer for any and all shares of the Company. The draft contemplated a condition that at least 90% of the issued and outstanding shares of the Company, as of the date of the expiration of the tender offer, be validly tendered and not withdrawn (the “Minimum Condition”). Furthermore, the Transaction Agreement contemplated a Company termination fee of 4.5% of the transaction equity value.

On May 9, 2023, Cooley and Homburger held a videoconference with the Company to discuss the proposed Transaction Agreement.

On May 10, 2023, a representative of Centerview and a representative of Ironwood held a telephone call to discuss the status of Ironwood’s discussions with potential lenders and strategy for financing the transaction.

On May 10, 2023, the Transaction Committee held a meeting with VectivBio’s senior management and representatives of each of Cooley and Homburger in attendance, to discuss the open items and status of negotiations of the transaction agreement, and certain employee compensation matters.

On May 12, 2023, Cooley sent Latham a revised draft of the Transaction Agreement and on May 15, 2023, Latham, Cooley and Homburger held a videoconference to discuss the revisions. The draft contemplated a Minimum Condition threshold of 66.67%.

On May 12, 2023, Ironwood, PricewaterhouseCoopers, tax advisor to Ironwood (“Ironwood Tax Advisor”) and Latham conducted confirmatory due diligence videoconference calls with the Company with respect to tax and finance matters. Cooley, Homburger and PricewaterhouseCoopers, tax advisor to the Company (“Company Tax Advisor”), also attended the due diligence videoconference calls. Gowling WLG, Canadian counsel to the Company, also attended the due diligence videoconference call with respect to finance matters.

On May 15, 2023, Latham sent Cooley an initial draft of the Support Agreement.

On May 15, 2023, Centerview spoke with Wells Fargo, financial advisor to Ironwood, regarding Ironwood’s ability and strategy to finance the Offer and the status of the revolving credit facility Ironwood expected to enter into in connection with the Offer.

On May 15, 2023, Ironwood and Ironwood Tax Advisor conducted a confirmatory due diligence videoconference call with the Company with respect to tax matters. Homburger, Company Tax Advisor and Centerview also attended the due diligence videoconference call.

On May 16, 2023, a representative of Centerview and a representative of Ironwood held a telephone call to discuss the status of Ironwood’s diligence process, including necessary steps to completion.

On May 16 and 17, 2023, Ironwood, Latham and Advestra conducted confirmatory due diligence videoconference calls with the Company with respect to tax, regulatory, compensation and benefits, intellectual property, data security and cybersecurity matters. Cooley and Homburger also attended the due diligence videoconference calls.

On May 16, 2023, Latham provided a revised draft of the Transaction Agreement. The revised draft contemplated a 90% Minimum Condition. On the same day, Cooley and Homburger held a videoconference with the Company to discuss the outstanding issues with respect to the Transaction Agreement. Later the same day, Cooley sent Latham a revised key issues list.

On May 17, 2023, a representative of the Company’s management and representatives of Ironwood’s management held a telephone call to discuss employee retention.

On May 17, 2023, Cooley sent Latham a revised draft of the Support Agreement.

On May 17, 2023, Cooley, Homburger and Latham held a videoconference to discuss the outstanding key issues list in connection with the Transaction Agreement.

On May 17, 2023, the Transaction Committee of the Board held a meeting with the Company’s senior management and representatives of each of Cooley and Homburger in attendance, to discuss the open items and status of negotiations of the Transaction Agreement and the other transaction agreements.

On May 18, 2023, Latham sent Cooley a revised draft of the Support Agreement and Cooley sent Latham a revised draft of the Transaction Agreement and an initial draft of the disclosure letter to the Transaction Agreement.

On May 19, 2023, a representative of the Company’s management and a representative of Ironwood’s management held two telephone calls to discuss the Minimum Condition.

On May 19, 2023, the Transaction Committee of the Board held a meeting, with the Company’s senior management and representatives of each of Cooley and Homburger in attendance, to discuss the open items and status of negotiations of the Transaction Agreement and the other transaction agreements. The Transaction Committee of the Board then had a subsequent meeting with the Company’s management and representatives of each of Cooley, Homburger and Centerview in attendance, to discuss the open items and status of negotiations of the Transaction Agreement and the other transaction agreements.

On May 19, 2023, Cooley sent Latham a revised draft of the Transaction Agreement.

Over the course of the following days until the finalization of the Transaction Agreement and the other transaction agreements, Centerview, at the direction of the Company’s management, on one hand, and Ironwood senior management, on the other hand, and Cooley and Latham, discussed and agreed upon key open issues and Cooley and Latham exchanged drafts of the Transaction Agreement and the other transaction agreements to reflect such agreements of the Company and Ironwood. The parties agreed to a Minimum Condition of 80%, (i) a termination fee payable by the Company to Ironwood of $23,680,000, (ii) a reverse termination fee payable by Ironwood to the Company of $59,200,000 and (iii) an expense reimbursement break fee payable by the Company to Ironwood of up to $18,000,000, in each case pursuant to the terms and subject to the conditions set forth in the Transaction Agreement. During the weekend, Ironwood and Latham completed their confirmatory due diligence review of the Company.

On May 21, 2023, the Company engaged BofA Securities, Inc. (“BofA”) as a financial advisor in connection with the Offer and the engagement letter was signed on the same day. BofA’s services were general and advisory in nature.

On May 21, 2023, the Board had a telephone call with the Company’s senior management and representatives of each of Cooley and Homburger. The Board then held a meeting, with the Company’s senior management and representatives of each of Cooley, Homburger and Centerview in attendance. The Company’s senior management and Centerview updated the Board on the discussions with Ironwood, and representatives of Cooley and Homburger reported to the Board how the key open issues in the transaction agreements were resolved. The meeting participants also further discussed Company management’s forecast, including the related methodology, the underlying assumptions and related risks, and the Projections (as defined and set forth below in “—Certain Financial Projections”), prepared based on such forecasts. Following discussion of these matters, the Board approved the Projections for use by Centerview in its financial analysis. Representatives of Centerview then reviewed with the Board Centerview’s financial analyses of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of the same date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Shares held in the treasury of the Company or any of its subsidiaries (“Excluded Shares”)) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the section captioned “—Opinion of Centerview Partners LLC.” After carefully considering the proposed terms of the Transaction Agreement, and taking into consideration the matters discussed during that meeting and prior meetings of the Board (for additional detail, see below under the section captioned “—Reasons for Recommendation”), the Board unanimously (i) determined that the Transaction Agreement and the Offer are advisable and fair to, and to the benefit and in the best interest of, VectivBio and its shareholders, (ii) authorized and approved the execution, delivery and performance by VectivBio, of the Transaction Agreement and the consummation of the Offer and (iii) resolved to recommend that that the holders of Shares accept the Offer and tender their Shares to Ironwood pursuant to the Offer.

On May 21, 2023, after the Board meeting, a representative of the Company’s management and a representative of Ironwood’s management held a telephone call to discuss the disclosure letter to the Transaction Agreement.

Later that day, the Company and Ironwood entered into the Transaction Agreement, and contemporaneously therewith, the Support Agreements were executed and delivered by the parties thereto.

Before the opening of trading of the stock markets on May 22, 2023, the Company and Ironwood issued a joint press release announcing the execution of the Transaction Agreement and the forthcoming commencement of the Offer by Ironwood to acquire all of the Shares at the Offer Price.

On May 31, 2023, Ironwood commenced the Offer and the Company subsequently filed this Schedule 14D-9.

(b) Reasons for Recommendation

The Board carefully considered the Offer, consulted with the Company’s management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.

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Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer by VectivBio’s shareholders, and considered:

•	the current and historical market prices of the Shares;

•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $17.00 per Share represents:

•	a 43% premium to the closing price of $11.90 on May 19, 2023, the last trading day before public announcement of the Transaction Agreement,

•	a 43% premium to the 52-week high closing price of $11.90 as of May 19, 2023,

•	a 73% premium to the trailing volume-weighted average price of $9.81 for the 60 trading day period ended on May 19, 2023, and

•	an 80% premium to the trailing volume-weighted average price of $9.46 for the 90 trading day period ended on May 19, 2023;

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the Board’s assessment that VectivBio’s standalone strategy was not reasonably likely to present opportunities for creating greater value for VectivBio’s shareholders than the Offer Price, taking into account the timeframe on which such value would be realized and the risks associated with the success of VectivBio’s clinical trials and regulatory risks applicable to all new drug applications and the commercialization of Apraglutide on a standalone basis;

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the Board’s belief that based on the conversations and negotiations with Ironwood through the date of the Transaction Agreement, the Offer Price of $17.00 per Share represented the highest price Ironwood was willing to pay and the highest price reasonably obtainable by VectivBio under the circumstances, as described in more detail above under “—Background of the Offer”;

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the Board’s belief that if the Company did not accept Ironwood’s Offer Price of $17.00 now, it may not have another opportunity to do so or receive a comparable opportunity, and the belief of the Board that Ironwood is only willing to enter into the Offer for a limited period of time;

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that (i) at the direction of the Board, Centerview contacted six global pharmaceutical companies about a potential transaction after receiving Ironwood’s initial proposal, and none of those companies expressed interest in pursuing a transaction with the Company at that time, and (ii) the Board believes, based on prior discussions the Company had held from time to time with various pharmaceutical companies about potential partnership opportunities, that no other parties would be likely to express interest in pursuing a transaction with the Company at that time;

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that, following the consideration of potential strategic alternatives, the Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for VectivBio to create greater value for VectivBio’s shareholders;

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the fact that the Offer Price to be paid in the Offer is payable solely in cash, which allows VectivBio’s shareholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with VectivBio’s standalone strategy;

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that the Supporting Shareholders that held, in the aggregate, approximately 28.6% of the voting power of the outstanding Shares as of May 17, 2023, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements; and

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the oral opinion of Centerview rendered to the Board on May 21, 2023, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than the Excluded Shares) pursuant to the Transaction Agreement was fair from a financial point of view to such holders (as more fully described in the section below titled “—Opinion of Centerview Partners LLC”). The full text of the written opinion of Centerview, dated May 21, 2023, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer. The Board considered the likelihood that the Offer will be consummated in a timely manner, including:

•	the financial strength of Ironwood and its ability to fund the Offer Price with available cash;

•	the availability of Ironwood’s $500 million revolving credit facility entered into in connection with the Transaction Agreement at the Acceptance Time;

•	the likelihood of obtaining required regulatory approvals;

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the fact that the limited nature of the conditions to Ironwood’s obligations to consummate the Offer, including the definition of “Material Adverse Effect” in the Transaction Agreement that includes COVID-19 and force majeure related carveouts, provides a high degree of likelihood that the Offer will be consummated, as described in more detail in Section 11 (The Transaction Agreement—Other Agreements) of the Offer to Purchase;

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the fact that Ironwood and VectivBio have both agreed to use their respective reasonable best efforts to take all actions to consummate the Offer, including to obtain the expiration or termination of waiting periods from governmental authorities in connection with any antitrust law, subject to certain limitations as set forth in the Transaction Agreement; and

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the structure of the Offer as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before VectivBio’s shareholders receive the Offer Price.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Transaction Agreement in Order to Accept a Superior Acquisition Proposal. The Board considered the following:

•	VectivBio’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

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the provision in the Transaction Agreement allowing the Board to terminate the Transaction Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior acquisition proposal, subject to payment of a termination fee of $23,680,000, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

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the ability of the Board under the Transaction Agreement to withdraw or modify its recommendation that VectivBio’s shareholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior acquisition proposal; and

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the provision in the Transaction Agreement requiring Ironwood to pay VectivBio a reverse termination fee of $59,200,000 in cash in the event the Transaction Agreement is terminated under certain circumstances (as set forth in the Transaction Agreement), as a result of certain conditions related to antitrust laws not being satisfied; and

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the provision in the Transaction Agreement requiring Ironwood to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Risks Relating to Remaining a Standalone Company. The Board considered VectivBio’s prospects and risks if VectivBio were to remain an independent company. The Board considered VectivBio’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on VectivBio’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board were:

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the challenges and execution risks associated with designing and conducting future clinical trials for Apraglutide, VB-1197 or any future product candidate, the outcome of which is inherently uncertain and may not support regulatory approval, and the business’ substantial dependence on the successful clinical development and regulatory approval of Apraglutide, as well as other risks associated with product development, regulatory approval and commercialization described below under “— Product Development and Commercialization Risks”;

•	the fact that VectivBio may not be able to or may take many years to achieve profitability;

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that positive operational performance by companies with similar market capitalization to VectivBio in the biopharmaceutical industry has not necessarily translated into increased shareholder value for such companies;

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the challenges faced by the biopharmaceutical industry, which could impact material growth in VectivBio’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

•

the current state of the U.S. and global economies, including the recent downward trend in the biopharmaceutical financial markets, increased inflation and volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of VectivBio’s product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of VectivBio’s pipeline programs and candidates that VectivBio may develop;

•

the challenges associated with VectivBio’s need to raise substantial additional capital in order to commercialize Apraglutide, complete the remaining clinical development and commercialization for its product candidates and initiate additional studies for its product candidates, as well as fund its other ongoing operations, including the difficult financing environment for biopharmaceutical companies, the uncertainty that VectivBio would be able to raise sufficient cash to fund its business, and the potential dilutive impact any financing would have on VectivBio’s shareholders; and

•

the various additional risks and uncertainties that are set forth in Part I, Item 3.D of VectivBio’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 19, 2023, as updated by VectivBio’s subsequent filings with the SEC.

•

Product Development and Commercialization Risks. The Board’s assessment of VectivBio’s prospects for substantially increasing shareholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in VectivBio’s business, including:

•

the fact that VectivBio’s lead product development candidate, Apraglutide, has not yet been commercialized or approved for marketing by the U.S. Federal and Drug Administration (“FDA”) or by any similar non-U.S. regulatory body, as well as the status and prospects for any other future drug candidates, and the risks inherent in the research, development, regulatory review and potential future commercialization of drug candidates;

•

the significant risks and challenges associated with commercializing Apraglutide, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays of current or future preclinical studies or clinical trials and the risk that VectivBio is unable to generate adequate product revenue or achieve profitability;

•

the risk in VectivBio’s ability to successfully enter into and monetize its assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships;

•

competition with companies that are producing drugs for SBS, such as Takeda which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, Zealand Pharma, which is developing the GLP-2 analog glepaglutide for the treatment of SBS, and Hanmi Pharmaceutical, which is also developing a GLP-2 analog;

•	future competition with products with other mechanisms of action, such as the GLP-1 candidate vurolentatide which is under investigation by 9 Meters in SBS patients;

•	the reliance on third parties or partners to conduct clinical trials and the risks and costs of hiring additional personnel as VectivBio’s pre-commercial and clinical activities increase;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval of Apraglutide;

•

adverse side effects or other safety risks associated with Apraglutide could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any;

•

the risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell Apraglutide or any other future product candidates;

•	the outcome, timing and costs of seeking regulatory and marketing approvals for VectivBio’s drug candidates and other product development programs; and

•

risks and potential delays relating to the manufacturing and supply of VectivBio’s drug candidates and future drug candidates for clinical trials and in preparation for commercialization, and the risk of reliance on suppliers, including due to the failure to comply with manufacturing regulations.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Transaction Agreement, including the following:

•	the fact that the Offer is conditioned upon meeting the Offer Conditions by the Outside Date;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, and the Minimum Condition cannot be waived by Ironwood without the Company’s consent if less than 66.67% of the issued and outstanding Shares are either (i) tendered and not withdrawn pursuant to the Offer or (ii) owned by Ironwood or any of its subsidiaries;

•

the fact that the Offer Price, while providing relative certainty of value, would not allow VectivBio’s shareholders to participate in the possible growth and potential future earnings of VectivBio following the completion of the Offer, including potential positive outcomes in VectivBio’s drug candidates, which could result if VectivBio remained an independent, publicly traded company;

•

the fact that the pendency of the Offer may cause VectivBio to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with VectivBio, and may disrupt VectivBio’s ability to secure financing, and the effect of such disruptions on VectivBio’s operating results in the event that the Offer is not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of VectivBio’s business and towards completion of the Offer;

•

the interests of VectivBio’s executive officers and directors and the fact that VectivBio’s executive officers and directors may be deemed to have interests in the Offer that may be different from or in addition to those of VectivBio’s shareholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between VectivBio and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Offer and related actions;

•

the risk that the Offer is not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Transaction Agreement (other than in connection with a superior offer) on:

•

the trading price of VectivBio’s ordinary shares, which could be adversely affected by many factors, including (i) the reason the Transaction Agreement was terminated and whether such termination results from factors adversely affecting VectivBio, (ii) the possibility that the marketplace would consider VectivBio to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Transaction Agreement;

•	VectivBio’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer; and

•	VectivBio’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Offer;

•

the effect of the non-solicitation provisions of the Transaction Agreement that restrict VectivBio’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire VectivBio, and the fact that, upon termination of the Transaction Agreement under certain specified circumstances, VectivBio will be required to pay a termination fee of $23,680,000, which could discourage certain alternative proposals for an acquisition of VectivBio within 12 months of the date of termination of the Transaction Agreement or adversely affect the valuation that might be proposed by a third party;

•

the fact that, upon termination of the Transaction Agreement under certain specified circumstances, including in connection with failure to satisfy the Minimum Condition, VectivBio will be required to pay Ironwood up to $18,000,000 in Ironwood’s fees and expenses in connection with the Transaction Agreement and all other matters contemplated thereby;

•	the fact that any gain realized by VectivBio’s U.S. shareholders as a result of the Offer generally will be taxable to such U.S. shareholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Transaction Agreement on the conduct of VectivBio’s business prior to the Acceptance Time, which may delay or prevent VectivBio from undertaking business opportunities that may arise prior to the consummation of the Offer or any other action VectivBio would otherwise take with respect to the operations of VectivBio absent the pending Offer;

•	the fact that the completion of the Offer will require certain antitrust clearance and consents, which clearances and consents could subject the Offer to unforeseen delays and risks; and

•	other risks of the type and nature as further described below in the section titled “Item 8. Additional Information— Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer with the potential benefits of the Offer, the Board unanimously (i) determined that the Transaction Agreement is advisable and fair to, and to the benefit and in the best interest of, VectivBio and its shareholders, (ii) authorized and approved the execution, delivery and performance by VectivBio of the Transaction Agreement, and (iii) resolved to recommend that the shareholders of VectivBio accept the Offer and tender their Shares to Ironwood pursuant to the Offer for the foregoing reasons.

The foregoing discussion of the Board’s reasons for its recommendation that VectivBio’s shareholders tender their Shares to Ironwood pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, VectivBio’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of VectivBio’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— (a) Arrangements between VectivBio and its Executive Officers, Directors and Affiliates.”

(c) Certain Financial Projections

VectivBio does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in connection with VectivBio’s exploration of strategic opportunities as described in more detail in the section “—Background of the Offer” above, VectivBio’s management prepared certain non-public, unaudited prospective financial projections (the “Projections”) which were provided to and discussed with the VectivBio Board in connection with its evaluation of the Offer.

The Projections were provided to Centerview, and the Board directed Centerview to use and rely on the Projections, which the Board viewed to be reasonably prepared on bases reflecting the best then-currently available estimates and good faith judgments of the Company’s senior management as to future financial performance of VectivBio on a risk-adjusted standalone basis. The Projections were relied upon by Centerview in connection with the rendering of Centerview’s fairness opinion to the Board and in performing the related financial analyses as described in “Opinion of Centerview Partners LLC” and were the only financial projections with respect to VectivBio used by Centerview in performing such financial analyses. The Projections were not provided to Ironwood.

The Projections reflect estimates and assumptions made by VectivBio’s senior management with respect to product launch years, peak sales, and loss of exclusivity for Apraglutide, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond VectivBio’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on VectivBio’s business and its results of operations. The Projections were developed solely using the information available to VectivBio’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include the ability to generate revenue for Apraglutide, the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on product launch years, the effectiveness of VectivBio’s commercial execution, the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions in ex-US jurisdictions, the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in VectivBio’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and current reports on Form 6-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of VectivBio, Ironwood or any of their respective affiliates, advisors or other representatives makes any representation to any shareholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of VectivBio relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither VectivBio’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of VectivBio that the Projections or the information contained therein is material. Except as required by applicable law, neither VectivBio nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding VectivBio in its public filings with the SEC. The Projections were developed by VectivBio’s senior management on a standalone basis without giving effect to the Offer, and therefore the Projections do not give effect to the Offer or any changes to VectivBio’s operations or strategy that may be implemented after the consummation of the Offer, including any costs incurred in connection with the Offer. Furthermore, the Projections do not take into account the effect of any failure of the Offer to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that VectivBio or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. VectivBio’s senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The risk-adjusted EBIT, gross profit, net revenue, and unlevered free cash flow contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Centerview in connection with the Offer. Accordingly, VectivBio has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give VectivBio shareholders access to a summary of the Projections.

The following table provides a summary of the risk-adjusted Management Projections on a non-GAAP basis.

Projections

(dollars in millions)

	Fiscal Year Ending December 31,
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Net Revenue	$6	$4	$24	$95	$177	$275	$430	$567	$700	$794	$851	$746	$655	$568	$483	$410	$205	$103	$51
Gross Profit	$6	$4	$21	$86	$159	$247	$386	$508	$626	$711	$761	$667	$585	$507	$431	$367	$183	$92	$46
EBIT(1)	($130)	($122)	($132)	($70)	$15	$106	$251	$371	$488	$571	$622	$529	$490	$432	$379	$335	$168	$84	$42

(1)

Earnings before interest and tax (“EBIT”) refers to the Company’s risk-adjusted gross profit less total operating expenses (including selling, general and administrative expense and research and development expense).

The following is a summary of the unlevered free cash flows for the periods presented, which were calculated based on the Management Projections and other projected financial information provided by the Company’s management.

The values in the table below do not take into account the effect of estimated net operating loss usage or the cost of future capital raises.

	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
EBIT(1)	($130)	($122)	($132)	($70)	$15	$106	$251	$371	$488	$571	$622	$529	$490	$432	$379	$335	$168	$84	$42
Tax Expense (if profitable) (2)	—	—	—	—	($2)	($14)	($33)	($48)	($64)	($75)	($81)	($69)	($64)	($56)	($49)	($44)	($22)	($11)	($5)
Capital Expenditures	($0)	($0)	($0)	($1)	($1)	($2)	($2)	($3)	($4)	($5)	($5)	($5)	($4)	($4)	($4)	($4)	($4)	($4)	($4)

Depreciation and Amortization	—	—	$0	$0	$1	$1	$2	$2	$3	$4	$5	$5	$5	$4	$4	$4	$4	$4	$4

Change in Net Working Capital	$3	$6	($0)	($16)	($21)	($22)	($36)	($33)	($33)	($25)	($16)	$11	$13	$18	$3	$2	$2	$2	$2

Unlevered FCF(3)	($126)	($116)	($133)	($86)	($9)	$69	$181	$289	$391	$472	$525	$472	$440	$394	$333	$294	$148	$75	$39

(1)

Earnings before interest and tax (“EBIT”) refers to the Company’s risk-adjusted gross profit less total operating expenses (including selling, general and administrative expense and research and development expense).

(2)	Assumes a tax rate of 13%. Does not include the expected impact of estimated net operating loss usage of $2 million in 2027, $14 million in 2028, $33 million in 2029 and $34 million in 2030.
(3)

Unlevered free cash flow is defined as EBIT less tax expense, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Stock based compensation is treated as a cash expense. Excludes the benefit of net operating loss carry forwards.

(d) Opinion of Centerview Partners LLC

VectivBio retained Centerview as financial advisor to the Board in connection with the Offer. In connection with this engagement, the VectivBio Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the Transaction Agreement. On May 21, 2023, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 21, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Offer and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Transaction Agreement. Centerview’s opinion did not address any other term or aspect of the Transaction Agreement or the Offer and does not constitute a recommendation to any stockholder of VectivBio as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Offer or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Transaction Agreement dated May 20, 2023, referred to in this summary of Centerview’s opinion as the “Draft Transaction Agreement”;

•	the Annual Reports on Form 20-F of VectivBio for the years ended December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders on Form 6-K of VectivBio;

•	certain publicly available research analyst reports for VectivBio;

•	certain other communications from VectivBio to its shareholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of VectivBio, including certain financial forecasts, analyses and projections relating to VectivBio prepared by management of VectivBio and furnished to Centerview by VectivBio for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Projections”, and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of VectivBio regarding their assessment of the Internal Data. Centerview also conducted such financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with VectivBio’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at VectivBio’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of VectivBio as to the matters covered thereby and Centerview relied, at VectivBio’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at VectivBio’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of VectivBio, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of VectivBio. Centerview assumed, at VectivBio’s direction, that the final executed Transaction Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Transaction Agreement reviewed by Centerview. Centerview also assumed, at VectivBio’s direction, that the Transaction will be consummated on the terms set forth in the Transaction Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of VectivBio, or the ability of VectivBio to pay its obligations when they come due, or as to the impact of the Offer on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, VectivBio’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to VectivBio or in which VectivBio might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Transaction Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Transaction Agreement or the Offer, including, without limitation, the structure or form of the Offer, or any other agreements or arrangements contemplated by the Transaction Agreement or entered into in connection with or otherwise contemplated by the Offer, including, without limitation, the fairness of the Offer or any other term or aspect of the Offer to, or any consideration to be received in connection therewith by, or the impact of the Offer on creditors or other constituencies of VectivBio or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of VectivBio or any party, or class of such persons in connection with the Offer, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Transaction Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of VectivBio as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the VectivBio Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the VectivBio Board in connection with Centerview’s opinion, dated May 21, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of VectivBio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of VectivBio or any other parties to the Offer. None of VectivBio, Ironwood, or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of VectivBio do not purport to be appraisals or reflect the prices at which VectivBio may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 19, 2023 (the last trading day before the public announcement of the Offer) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of VectivBio based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.0% to 14.0% and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of VectivBio over the period beginning on June 30, 2023 and ending on December 31, 2041, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of VectivBio, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 50% year over year, as directed by VectivBio’s management and (iii) tax savings from usage of VectivBio’s estimated net operating losses of $157 million as of December 31, 2022 and future losses as provided by VectivBio’s management and (b) adding to the foregoing results (i) VectivBio’s estimated net cash of $159 million as of June 30, 2023 and (ii) the impact of assumed equity raises in 2023, 2024 and 2025 as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of May 17, 2023, as set forth in the Internal Data, taking into account the dilution associated with the assumed equity raises, resulting in a range of implied equity values per Share of $12.55 to $15.00, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $17.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Transaction Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended May 19, 2023, which reflected low and high stock closing prices for VectivBio during such period of $4.70 to $11.90 per Share, rounded to the nearest $0.05.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of May 19, 2023, which indicated low and high stock price targets for VectivBio ranging from $18.00 to $30.00 per Share.

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded development stage biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 60 days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 60% to 90% to VectivBio’s closing share price on May 19, 2023 (the last trading day before the public announcement of the Transaction) of $11.90, which resulted in an implied price range of approximately $19.05 to $22.60 per Share, rounded to the nearest $0.05. Centerview applied a range of 65% to 90% to VectivBio’s volume weighted average trading price during the 60-day period ended May 19, 2023 (the last trading day before the public announcement of the Offer) of $9.81, which resulted in an implied price range of approximately $16.20 to $18.65 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the VectivBio Board in its evaluation of the Offer. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of VectivBio with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between VectivBio and Ironwood and was approved by the Board. Centerview provided advice to VectivBio during these negotiations. Centerview did not, however recommend any specific amount of consideration to VectivBio or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Ironwood, and Centerview did not receive any compensation from Ironwood during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Ironwood or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ironwood, or any of their respective affiliates, or any other party that may be involved in the Offer.

The VectivBio Board selected Centerview as its financial advisor in connection with the Offer based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer.

In connection with Centerview’s services as the financial advisor to the VectivBio Board, VectivBio has agreed to pay Centerview an aggregate fee of approximately $26 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $25 million of which is payable contingent upon consummation of the Offer. In addition, VectivBio has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(e) Intent to Tender

To VectivBio’s knowledge, after making reasonable inquiry, Orbimed, Forbion and Versant Ventures, and all of VectivBio’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Ironwood entered into the Support Agreements with the Supporting Shareholders, which include certain of VectivBio’s shareholders, executive officers and members of the Board who held Shares as of May 17, 2023, to tender all of their Shares subject to the Support Agreements. As of May 17, 2023, approximately 28.6% of the outstanding Shares (excluding Shares issuable upon exercise of Options, vesting of RSU awards and the aggregate transaction consideration payable for such shares) are subject to the Support Agreements.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Board selected Centerview as its financial advisor in connection with the Offer. Centerview’s opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any shareholder of VectivBio as to whether or not that shareholder should tender Shares in connection with the Offer or otherwise act with respect to the Offer or any other matter. In connection with Centerview’s services as a financial advisor to the Board, VectivBio has agreed to pay Centerview an aggregate fee of approximately $26 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $25 million of which is payable contingent upon consummation of the Offer. In addition, VectivBio has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

The Board also retained BofA as a financial advisor in connection with the Offer and has agreed to pay BofA a fee equal to $2.4 million contingent upon consummation of the Offer.

Neither VectivBio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of VectivBio on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by VectivBio, or, to VectivBio’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of VectivBio, during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), VectivBio is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of VectivBio’s securities by VectivBio, VectivBio’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving VectivBio or VectivBio’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of VectivBio or any affiliate of VectivBio, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of VectivBio.

As described in the Transaction Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with VectivBio) of the Offer to Purchase.

The information set forth in Section 11 (The Transaction Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for VectivBio) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Additional Information.

Conditions to the Offer

The information set forth in Section 1 (Terms of the Offer) of the Offer to Purchase is incorporated herein by reference.

Shareholder Approval Not Required; Extraordinary General Meeting

The entering into the Transaction Agreement and the Offer as such do not require approval by VectivBio’s shareholders. However, the following conditions to the Offer require shareholder approval: (i) the removal of the restrictions on registration and exercise of voting rights from the Company’s articles of association, subject to the occurrence of, and only becoming effective upon, the Acceptance Time, which resolution requires approval by a qualified majority of two thirds of the votes of the shares represented at the general meeting of shareholders; and (ii) the conditional election of new members of the Board, a new chairperson of the Board, and new members of the compensation committee of the Board, all as nominated by Ironwood and subject to the occurrence of, and only becoming effective upon, the Acceptance Time, which elections require approval by a majority of the votes of the shares represented at the general meeting of shareholders (collectively, the “Approval Condition”). In addition, the Company agreed to propose to VectivBio’s shareholders to approve the delisting of the ordinary shares of the VectivBio from Nasdaq, subject to the occurrence of the Acceptance Time and satisfaction of the requirements under the listing rules of the Nasdaq Stock Market, LLC, which resolution requires approval by a qualified majority of two thirds of the votes of the shares represented at the general meeting of shareholders (together with the Approval Condition, the “EGM Matters”).

For purposes of submitting the EGM Matters for shareholder approval, in accordance with the terms of the Transaction Agreement, the Board will convene an extraordinary general meeting of shareholders (the “EGM”), which is scheduled to be held at 11:00 a.m. CEST on June 26, 2023 at Memox (meeting room “small space”), Elisabethenstrasse 15, Basel, Switzerland. Shareholders of VectivBio who hold Shares on the record date for the meeting, which is May 22, 2023, will be entitled to attend the EGM and vote on the EGM Matters. The Board unanimously recommends that shareholders vote in favor of all these proposals.

Legal Proceedings

There are currently no legal proceedings relating to the Offer.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, certain transactions, including Ironwood’s purchase of Shares pursuant to the Offer, may not be consummated unless certain information and documentary materials have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the applicable HSR Act waiting period requirements have been satisfied.

The purchase of Shares pursuant to the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until the applicable waiting period (and any extension thereof) has expired or been terminated. Under the HSR Act, the initial waiting period for a cash tender offer is 15 days, but this period may be restarted if the acquiring person voluntarily withdraws and refiles to allow a second 15 day waiting period, or extended if the reviewing agency issues a request for additional information and documentary material. The parties may also agree with the DOJ or FTC to not consummate Ironwood’s purchase of Shares pursuant to the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m., Eastern time, on the next day that is not a Saturday, Sunday or federal holiday.

Pursuant to the Transaction Agreement, each of Ironwood and VectivBio will promptly, but in no event later than seven business days after the date of the Transaction Agreement unless otherwise agreed between the parties, file a Premerger Notification and Report Form under the HSR Act with respect to the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC.

At any time before or after Ironwood’s purchase of Shares pursuant to the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division, the FTC, state attorneys general or non-U.S. authorities could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to preliminarily or permanently enjoin Ironwood’s purchase of Shares pursuant to the Offer, seeking divestiture of substantial assets of Ironwood or the Company, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under the Antitrust Laws under certain circumstances, including by seeking to intervene in the regulatory process, to litigate to enjoin or overturn regulatory approvals or to bring private actions to enjoin Ironwood’s purchase of Shares pursuant to the Offer. While the Company believes that consummation of Ironwood’s purchase of Shares pursuant to the Offer would not violate antitrust or competition law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust or competition law grounds will not be made and, if so, what the result will be.

Pursuant to the Transaction Agreement, Ironwood’s purchase of Shares pursuant to the Offer is further conditioned on the absence of (i) there having been issued by any court of competent jurisdiction and remain in effect any order, injunction, decision, directive or decree preventing the consummation of the Offer, (ii) any Law being enacted or deemed applicable to the Offer by any government body that prohibits or makes illegal the consummation of the Offer, or (iii) any instituted and pending litigation by any government body seeking certain remedies.

Annual Reports

For additional information regarding the business and the financial results of VectivBio, please see VectivBio’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 19, 2023, which is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9 constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to VectivBio’s business in general and the timing of completion of the transactions contemplated by the Transaction Agreement by and between VectivBio and Ironwood, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Transaction Agreement and the possibility of any termination of the Transaction Agreement. Words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on VectivBio’s current plans, objectives, estimates, expectations and intentions, involve assumptions that may never materialize or may prove to be incorrect and inherently involve significant risks and uncertainties, including factors beyond VectivBio’s control, that could cause actual results, performance, or achievement to differ materially and adversely from those anticipated or implied in the statements, including, without limitation: uncertainties with respect to the timing of the Offer; uncertainties as to the number of shares of VectivBio’s common stock that will be tendered in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer at all or on acceptable terms or within expected timing; the risk that shareholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability; the effects of disruption from the transactions contemplated by the Transaction Agreement on VectivBio’s business and the fact that the announcement and pendency of such transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that VectivBio’s clinical trials may not demonstrate acceptable safety and efficacy of VectivBio’s product candidates; the possibility that VectivBio’s expectations may not be met as to the timing, progress and/or results of clinical trials of its product candidates or its research and development programs; the possibility that VectivBio’s expectations may not be met as to the timing, scope and/or likelihood of regulatory filings and approvals; the possibility that VectivBio may not obtain marketing approvals of its product candidates and/or meet existing or future regulatory standards or comply with post-approval requirements; the possibility that VectivBio’s expectations may not be met as to its ability to fund its operating expenses and/or capital expenditure requirements with its cash and cash equivalents; the possibility that VectivBio’s expectations may not be met as to future milestone or royalty payments to or from VectivBio’s licensing partners or other third-parties, and the timing of such payments; the possibility that VectivBio’s expectations may not be met as to the potential market size and/or the size of the patient populations for its product candidates, if approved for commercial use; the possibility that VectivBio’s expectations may not be met as to the potential advantages of

Apraglutide over existing therapies for short bowel syndrome with intestinal failure and/or the potential uses of Apraglutide to treat other indications; the possibility that VectivBio’s expectations may not be met as to the developments and/or projections relating to its competitors or its industry, including competing therapies; the possibility that VectivBio may not be able to enter into new collaborations; the possibility that VectivBio’s expectations may not be met as to its ability to develop additional product candidates or leverage its current product candidates for other indications, and/or its ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with its commercial objectives; the possibility that VectivBio’s expectations may not be met as to its ability to develop, acquire and/or advance additional product candidates into, and successfully complete, clinical trials; the possibility that the commercialization and market acceptance of its product candidates may not occur; the sufficiency of VectivBio’s marketing and manufacturing capabilities or those of the third parties with which it contracts; VectivBio’s ability to operate its business without infringing the intellectual property rights and/or proprietary technology of third parties; the possibility that the anticipated scope of protection VectivBio is able to establish and maintain for intellectual property rights covering its product candidates may not materialize; VectivBio’s ability to comply with applicable data privacy and security laws; the possibility that VectivBio’s estimates of its expenses, future revenue, capital requirements and/or its needs for or ability to obtain additional capital may not be accurate; the possibility of adverse regulatory development in the United States, Europe and other jurisdictions; the possibility that VectivBio’s expectations may not be met as to its ability to effectively manage its anticipated growth; the possibility that VectivBio’s expectations may not be met as to its ability to attract and retain qualified employees and key personnel; and a variety of other risks set forth from time to time in Ironwood’s or VectivBio’s filings with the SEC, including but not limited to the risks discussed in Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other filings with the SEC and the risks discussed in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022 and in its other filings with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Ironwood and VectivBio expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated May 31, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Ironwood and Company, filed May 31, 2023 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(6)	Joint Press Release issued by VectivBio, dated May 22, 2023 (incorporated by reference to Exhibit 99.2 to VectivBio’s Form 6-K, filed May 22, 2023).

Exhibit No.	Description

(a)(7)	Letter from Luca Santarelli, the Chief Executive Officer of the Company, to employees, first used on May 22, 2023 (incorporated by reference to Exhibit 99.1 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(8)	Townhall Presentation, first used on May 22, 2023 (incorporated by reference to Exhibit 99.2 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(9)	Email from Omar Khwaja, the Chief Medical Officer of the Company, to advocacy and professional groups, first used on May 22, 2023 (incorporated by reference to Exhibit 99.3 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(10)	Email from Scott Applebaum, the Chief Legal Officer of the Company, to partners, first used on May 22, 2023 (incorporated by reference to Exhibit 99.4 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(11)	Email from Patrick Malloy, the SVP, Investor Relations of the Company, to investor community, first used on May 22, 2023 (incorporated by reference to Exhibit 99.5 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(12)	Email from Omar Khwaja, the Chief Medical Officer of the Company, to study investigators, first used on May 22, 2023 (incorporated by reference to Exhibit 99.6 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(13)	Email from Claudia D’Augusta, the Chief Financial Officer of the Company, to vendors, first used on May 22, 2023 (incorporated by reference to Exhibit 99.7 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(14)	Social Media Posts of the Company, dated May 22, 2023 (incorporated by reference to Exhibit 99.8 to VectivBio’s Schedule 14D9-C, filed May 22, 2023).

(a)(15)	Opinion of Centerview Partners LLC, dated May 21, 2023 (included as Annex I to this Schedule 14D-9).

(a)(16)	VectivBio Holding AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 19, 2023.

(a)(17)	Townhall Presentation, first used on May 25, 2023 (incorporated by reference to Exhibit 99.1 to VectivBio’s Schedule 14D9-C, filed May 25, 2023).

(e)(1)	Transaction Agreement, dated as of May 21, 2023, between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG (incorporated by reference to Exhibit 99.1 to VectivBio’s Form 6-K, filed May 22, 2023).

(e)(2)*†	Non-Disclosure Agreement, dated as of March 29, 2023, between VectivBio Holding AG and Ironwood.

(e)(3)	VectivBio Equity Incentive Plan 2019 Plan Regulations (incorporated by reference to Exhibit 10.3 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

(e)(4)	VectivBio Equity Incentive Plan 2020 Plan Regulations (incorporated by reference to Exhibit 10.5 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

(e)(5)	VectivBio Equity Incentive Plan 2021 Plan Regulations (incorporated by reference to Exhibit 10.8 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

Exhibit No.	Description

(e)(6)	Amendment No. 1 to the VectivBio Holding AG Equity Incentive Plan 2021 (incorporated by reference to Exhibit 4.3 to VectivBio’s Registration Statement on Form S-8, filed January 27, 2023).

(e)(7)	Form of 2019 Restricted Share Purchase Agreement (incorporated by reference to Exhibit 10.4 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

(e)(8)	Form of 2020 Restricted Share Purchase Agreement (incorporated by reference to Exhibit 10.6 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

(e)(9)	VectivBio Holding AG 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.9 to VectivBio’s Registration Statement on Form F-1/A, filed April 5, 2021).

(e)(10)	Form of Indemnification Agreement by and between VectivBio and its executive officers and directors (incorporated by reference to Exhibit 10.2 to VectivBio’s Registration Statement on Form F-1/A (File No. 333-254523), filed April 5, 2021).

(e)(11)*	Exclusivity Agreement, dated as of April 29, 2023, between VectivBio Holding AG and Ironwood Pharmaceuticals, Inc.

(e)(12)*†	Amended and Restated Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio US, Inc. and Kevin Harris.

(e)(13)*†	Amended and Restated Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio US, Inc. and Scott Applebaum.

(e)(14)*†	Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio AG and Omar Khwaja.

(e)(15)*†	Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio AG and Luca Santarelli.

(e)(16)*†	Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio AG and Alain Bernard.

(e)(17)*†	Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio AG and Claudia D’Augusta.

(e)(18)*†	Executive Employment Agreement, dated as of May 11, 2023, by and between VectivBio AG and Christian Meyer.

*	Filed herewith.
†	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation M-A, Item 1016, Instruction 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: May 31, 2023

Annex I

Fairness Opinion

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 May 21, 2023

The Board of Directors

VectivBio Holding AG

Aeschenvorstadt 36, 4051 Basel, Switzerland

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, nominal value of CHF 0.05 per share (the “Shares”) (other than Excluded Shares, as defined below), of VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (the “Company”), of the $17.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Transaction Agreement proposed to be entered into (the “Agreement”) among Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Parent”) and the Company. The Agreement provides (i) for Parent to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $17.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, the Company will be merged with and into Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland (“Merger Sub”) and a subsidiary of Parent (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which Merger Sub will become a subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company or any of its subsidiaries (“Excluded Shares”)) will be converted into the right to receive $17.00 per Share in cash, without interest, (the $17.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

I-1

The Board of Directors

VectivBio Holding AG

May 21, 2023

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated May 20, 2023 (the “Draft Agreement”); (ii) Annual Reports on Form 20-F of the Company for the years ended December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders on Form 6-K of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have

The Board of Directors

VectivBio Holding AG

May 21, 2023

assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

The Board of Directors

VectivBio Holding AG

May 21, 2023

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC